Exhibit 99.6

2, place Jean Millier

Arche Nord Coupole/Regnault

92 400 Courbevoie France

Mike SANGSTER

Nicolas FUMEX

Patrick GUENKEL

Magali PAILHE

Tel. : + 44 (0)207 719 7962

Fax : + 44 (0)207 719 7959

Robert HAMMOND (U.S.)

Tel. : +1 713-483-5070

Fax : +1 713-483-5629

TOTAL S.A.

Capital : 5 963 168 812,50 €

542 051 180 R.C.S. Nanterre

total.com

Paris, April 28, 2015

First quarter 2015 results

	1Q15	1Q14	Change vs 1Q14
Adjusted net income[1]
• in billions of dollars (B$)	2.6	3.3	-22%
• in dollars per share	1.13	1.46	-23%

Net income[2] of 2.7 B$ in 1Q15 Net-debt-to-equity ratio of 28.2% at March 31, 2015
Hydrocarbon production of 2,395 kboe/d in the first quarter 2015 1Q15 interim dividend of 0.61 €/share payable in October 2015[3]

Total’s Board of Directors, under the chairmanship of Thierry Desmarest, met on April 27, 2015, to review the Group’s first quarter accounts. Commenting on the results, CEO Patrick Pouyanné said:

“Against a backdrop of lower prices, Total’s first quarter results include a number of significant accomplishments in all segments.

In the Upstream, with CLOV producing above plateau, the start ups of West Franklin Phase 2, Eldfisk II and Ofon Phase 2, as well as the entry into the new ADCO concession, Total achieved strong production growth of 10% (4% excluding ADCO), compared to the same period last year. The Group is thus benefiting from its organic growth strategy. In Refining & Chemicals we launched restructuring plans for the Lindsey, La Mède and Donges refineries, thereby enabling us to meet the objective of a 20% reduction in European capacity by 2017. Asset sales continued with the completion of the sale of Bostik and several onshore fields in Nigeria.

While the Brent price decreased by 50% compared to last year, our adjusted net results this quarter were 2.6 billion dollars, a decrease of 22% over the same period. Total is thus demonstrating its resilience and profiting from its integrated model. In the Upstream, production growth along with the first positive results of the cost reduction program partially offset lower oil prices. Downstream again generated excellent results due to its ongoing restructuring efforts and improved market conditions in refining and marketing.

All of our teams are mobilized to reduce costs, lower breakevens and deliver new projects. With our strong balance sheet, we are confident in our ability to adapt and respond to this period of lower prices and achieve our growth targets for the benefit of our shareholders.”

[1]	Definition of adjusted results on page 2.
[2]	Group share.
[3]	The ex-dividend date will be September 28, 2015 and the payment date will be set for October 21, 2015.

1

Key figures4

in millions of dollars, except effective tax rate, earnings per share and number of shares	1Q15	4Q14	1Q14	1Q15 vs 1Q14

Sales	42,313	52,511	60,687	-30%
Adjusted operating income from business segments	3,809	3,705	6,182	-38%
Adjusted net operating income from business segments	2,780	2,797	3,699	-25%
Upstream	1,359	1,596	3,092	-56%
Refining & Chemicals	1,100	956	346	x3
Marketing & Services	321	245	261	+23%
Contribution of equity affiliates to adjusted net income	634	653	830	-24%
Group effective tax rate[5]	46.2%	40.1%	57.7%
Adjusted net income	2,602	2,801	3,327	-22%
Adjusted fully-diluted earnings per share (dollars)	1.13	1.22	1.46	-23%
Adjusted fully-diluted earnings per share (euros)	1.00	0.98	1.07	-6%
Fully-diluted weighted-average shares (million)	2,285	2,287	2,277	—
Net income (Group share)	2,663	(5,658)	3,335	-20%
Investments[6]	8,809	8,152	5,865	+50%
Divestments	2,984	1,689	1,840	+62%
Net investments[7]	5,825	6,409	4,025	+45%
Cash flow from operations	4,387	7,354	5,338	-18%
Adjusted cash flow from operations	4,635	5,721	6,204	-25%

Highlights since the beginning of the first quarter 20158

•	Entered new ADCO concession in Abu Dhabi with 10% interest for 40-year duration, effective January 1, 2015

•	Finalized the sales of Bostik and several onshore blocks in Nigeria

•	Started production from Eldfisk II in the Norwegian North Sea

•	Started production from West Franklin Phase 2 in the UK North Sea

•	Stopped flaring and started producing gas from the Ofon field in Nigeria

•	Announced plans to reduce capacities of the refineries at Lindsey (United Kingdom) and La Mède (France) and to modernize the Donges (France) refinery

[4]	Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. Adjusted cash flow from operations is defined as cash flow from operations before changes in working capital at replacement cost; adjustment items are on page 9 and the inventory valuation effect is explained on page 12.
[5]	Tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments + tax on adjusted net operating income).
[6]	Including acquisitions.
[7]	Net investments = investments including acquisitions and changes in non-current loans - asset sales - other transactions with non-controlling interests.
[8]	Certain transactions referred to in the highlights are subject to approval by authorities or to other conditions as per the agreements.

Analysis of business segments

Upstream

>	Environment – liquids and gas pr ice realizations*

	1Q15	4Q14	1Q14	1Q15 vs 1Q14

Brent ($/b)	53.9	76.6	108.2	-50%
Average liquids price ($/b)	49.5	61.7	102.1	-52%
Average gas price ($/Mbtu)	5.38	6.29	7.06	-24%
Average hydrocarbon price ($/boe)	41.8	50.5	73.4	-43%

*	Consolidated subsidiaries, excluding fixed margins.

>	Production

Hydrocarbon production	1Q15	4Q14	1Q14	1Q15 vs 1Q14

Combined production (kboe/d)	2,395	2,229	2,179	+10%
Liquids (kb/d)	1,240	1,077	1,031	+20%
Gas (Mcf/d)	6,312	6,219	6,268	+1%

Hydrocarbon production was 2,395 thousand barrels of oil equivalent per day (kboe/d) in the first quarter 2015, an increase of 10% compared to the first quarter 2014, due to the following:

•	+4% for production from start ups, notably CLOV, Eldfisk II, Ofon Phase 2 and West Franklin Phase 2;

•	+3% due to lower prices, notably on production sharing contracts;

•	+6% for the new ADCO concession in the United Arab Emirates; and

•	-3% due to natural decline.

>	Results

in millions of dollars, except effective tax rate	1Q15	4Q14	1Q14	1Q15 vs 1Q14

Adjusted operating income*	2,029	2,174	5,501	-63%
Effective tax rate**	60.5%	57.0%	59.5%
Adjusted net operating income*	1,359	1,596	3,092	-56%
Includes income from equity affiliates	503	533	733	-31%
Investments	8,151	6,287	5,311	+53%
Divestments	1,162	1,473	1,799	-35%
Cash flow from operations	3,525	2,608	3,811	-8%
Adjusted cash flow from operations	2,919	3,665	5,133	-43%

*	Detail of adjustment items shown in the business segment information annex to financial statements.
**	Tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments + tax on adjusted net operating income).

Adjusted net operating income from the Upstream segment was 1,359 M$ in the first quarter 2015, a decrease of 56% compared to the first quarter 2014, essentially due to the lower oil price, partially offset by production growth and the initial positive results of the cost reduction program. The Upstream effective tax rate was 60.5%, impacted in particular by the consolidation of ADCO.

Refining & Chemicals

>	Refinery throughput and utilization rates*

	1Q15	4Q14	1Q14	1Q15 vs 1Q14

Total refinery throughput (kb/d)	1,931	1,887	1,700	+14%
France	737	632	617	+19%
Rest of Europe	795	852	787	+1%
Rest of world	399	403	296	+35%

Utilization rates**

Based on crude only	87%	82%	77%
Based on crude and other feedstocks	88%	86%	83%

*	Includes share of TotalErg. Results for refineries in South Africa, the French Antilles and Italy are reported in the Marketing & Services segment.
**	Based on distillation capacity at the beginning of the year.

In the first quarter 2015, refinery throughput increased by 14% compared to the first quarter 2014, benefiting from lower levels of maintenance in France in the first quarter 2015 as well as the start up of Satorp, at full capacity since August 2014.

>	Results

in millions of dollars, except the ERMI	1Q15	4Q14	1Q14	1Q15 vs 1Q14

European refining margin indicator - ERMI ($/t)	47.1	27.6	6.6	x7
Adjusted operating income*	1,335	1,069	328	x4
Adjusted net operating income*	1,100	956	346	x3
Contribution of Specialty Chemicals**	116	155	139	-17%
Investments	434	875	250	+74%
Divestments	1,766	157	11	na
Cash flow from operations	314	3,113	1,593	-80%
Adjusted cash flow from operations	1,380	1,465	617	x2

*	Detail of adjustment items shown in the business segment information annex to financial statements.
**	Hutchinson and Atotech, Bostik until February 2015.

The European refining margin indicator averaged a very high level of 47.1 $/t this quarter, due to strong product demand, particularly gasoline, and due to a higher level of maintenance, notably in refineries located in the United States. Petrochemical margins remained favorable.

Adjusted net operating income from the Refining & Chemicals segment was 1,100 M$ in the first quarter 2015, three times higher than in the first quarter 2014. The segment continued to benefit from its restructuring and was able to take advantage of the higher margins.

Marketing & Services

>	Petroleum product sales

Sales (kb/d)*	1Q15	4Q14	1Q14	1Q15 vs 1Q14

Europe	1,103	1,132	1,058	+4%
Rest of world	711	678	593	+20%
Total Marketing & Services sales	1,814	1,810	1,651	+10%

*	Excludes trading and bulk refining sales, includes share of TotalErg.

In the first quarter 2015, sales increased by 10% compared to the first quarter of last year, due to more typical winter conditions than in the same period last year and the repositioning of the Group’s networks in Europe as well as development in growth markets, notably in Egypt where Total is leveraging its acquisitions.

>	Results

in millions of dollars	1Q15	4Q14	1Q14	1Q15 vs 1Q14

Sales	19,620	24,079	26,470	-26%
Adjusted operating income*	445	462	353	+26%
Adjusted net operating income*	321	245	261	+23%
Contribution of New Energies	(42)	(15)	28	na
Investments	215	941	276	-22%
Divestments	52	53	26	x2
Cash flow from operations	644	1,627	89	x7
Adjusted cash flow from operations	418	544	379	+10%

*	Detail of adjustment items shown in the business segment information annex to financial statements.

Adjusted net operating income from the Marketing & Services segment increased by 23% compared to the first quarter 2014, mainly due to an increase in sales and a recovery in margins for heating products, which were lower in the first quarter 2014 because of an unusually mild winter, as well as a positive accounting effect on the valuation of hedging positions.

First quarter 2015 results

>	Net operating income from business segments

Adjusted net operating income from the business segments was 2,780 M$ in the first quarter 2015, a decrease of 25% compared to the first quarter 2014, reflecting mainly the lower oil price, partially offset by production growth, the initial positive results of the cost reduction program and the strong Downstream performance.

The effective tax rate9 for the business segments was 45.3% in the first quarter 2015 compared to 55.7% in the first quarter 2014, reflecting mainly the strong Downstream results which are taxed at a lower rate.

>	Net income (Group share)

Adjusted net income was 2,602 M$ in the first quarter 2015 compared to 3,327 M$ in the first quarter 2014, a decrease of 22%.

Adjusted net income excludes the after-tax inventory effect, the impact of changes in fair value and special items10. Special items11 had a negative impact of 95 M$ in the first quarter 2015. This includes the impairment of assets in Libya and Yemen due to the deteriorated security situation this quarter, partially offset by the gain on the sale of Bostik and the interests in several onshore fields in Nigeria, as well as the effect of fiscal changes in the United Kingdom. Special items had a positive impact on net income in the first quarter 2014 of 124 M$.

On March 31, 2015, there were 2,286 million fully-diluted shares compared to 2,278 million shares on March 31, 2014.

>	Divestments – acquisitions

Asset sales in the first quarter 2015 were 2,739 M$, essentially comprised of the sale of Bostik, the Group’s interests in OML 18 and 29 in Nigeria and the transportation rights in the Ocensa pipeline in Colombia.

Acquisitions were 2,495 M$ in the first quarter 2015, notably comprised of the entry into the new ADCO concession, the carry on the Utica gas and condensate field in the United States and the renewal of licenses in Nigeria.

>	Cash flow

The Group’s net cash flow12 in the first quarter 2015 was negative 1,438 M$ compared to 1,313 M$ in the first quarter 2014. The decrease is due notably to the lower oil price, partially offset by a higher level of production, the initial positive results of the cost reduction program and the strong Downstream performance.

The Group also issued 5 B€ (5.6 B$) of perpetual subordinated notes, which are accounted for as equity.

[9]	Tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments + tax on adjusted net operating income).
[10]	Details shown on page 12.
[11]	Details shown on page 9.
[12]	Net cash flow = cash flow from operations - net investments (including other transactions with non-controlling interests).

19

Summary and outlook

In the context of the sharp decline in oil prices, Total is pursuing the implementation of its strong response which includes delivery of its new Upstream projects, a decrease in investments, a significant cost reduction program that is already bearing fruit and an acceleration of divestments.

In the Upstream, in addition to the three projects that have already started up in 2015, the Termokarstovoye gas field is scheduled to start up in the second quarter, followed by GLNG, Laggan-Tormore, Surmont 2 and Vega Pleyade in the second half of 2015. In the second quarter, production will be impacted by heavy seasonal maintenance activity, mainly in Nigeria, the United Kingdom and Norway. In addition, due to the lag effect in contractual formulas, gas prices in the second quarter will be further affected by the decreasing oil price.

In addition to the volatility in energy markets, the beginning of 2015 has been marked by rising geopolitical tensions. Due to the deteriorating security conditions in Libya and Yemen, production was halted in February 2015 in onshore Libya and in April 2015 in Yemen. Due to the geographic diversity of the Group’s portfolio, the impact of these events on the Group’s results is limited. The Group’s first priority wherever it is present is the safety of its people and the security of its installations.

Since the beginning of the second quarter, refining and petrochemical margins have remained strong, despite the structural overcapacity in Europe, which will weigh on margins in the medium term.

—    —    —

To listen to CFO Patrick de La Chevardière’s conference call with financial analysts today at 15:00 (London time) please log on to total.com or call +44 (0)203 427 1917 in Europe or +1 212 444 0481 in the United States (code 2369111). For a replay, please consult the website or call +44 (0)203 427 0598 in Europe or +1 347 366 9565 in the United States (code: 2369111).

20

Operating information by segment

Upstream

Combined liquids and gas production by region (kboe/d)	1Q15	4Q14	1Q14	1Q15 vs 1Q14

Europe	393	393	394	—
Africa	687	690	655	+5%
Middle East	540	391	405	+33%
North America	98	99	82	+20%
South America	155	151	159	-3%
Asia-Pacific	261	235	242	+8%
CIS	261	270	242	+8%
Total production	2,395	2,229	2,179	+10%
Includes equity affiliates	573	594	583	-2%

Liquids production by region (kb/d)	1Q15	4Q14	1Q14	1Q15 vs 1Q14

Europe	162	168	172	-6%
Africa	551	558	508	+8%
Middle East	358	185	203	+76%
North America	41	45	34	+21%
South America	50	49	50	—
Asia-Pacific	37	33	30	+23%
CIS	41	39	34	+21%
Total production	1,240	1,077	1,031	+20%
Includes equity affiliates	207	197	208	—

Gas production by region (Mcf/d)	1Q15	4Q14	1Q14	1Q15 vs 1Q14

Europe	1,265	1,224	1,215	+4%
Africa	687	674	748	-8%
Middle East	999	1,113	1,104	-10%
North America	315	305	266	+18%
South America	589	573	609	-3%
Asia-Pacific	1,298	1,144	1,202	+8%
CIS	1,159	1,186	1,124	+3%
Total production	6,312	6,219	6,268	+1%
Includes equity affiliates	1,963	2,064	2,029	-3%

Liquefied Natural Gas	1Q15	4Q14	1Q14	1Q15 vs 1Q14

LNG sales* (Mt)	2.77	3.06	3.15	-12%

*	Sales, Group share, excluding trading; 2014 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2014 SEC coefficient.

Downstream (Refining & Chemicals and Marketing & Services)

Petroleum product sales by region (kb/d)*	1Q15	4Q14	1Q14	1Q15 vs 1Q14

Europe**	2,056	2,112	2,005	+3%
Africa	663	606	475	+40%
Americas	581	482	474	+23%
Rest of world	657	660	573	+15%
Total consolidated sales	3,957	3,860	3,528	+12%
Includes bulk sales	628	628	634	-1%
Includes trading	1,515	1,421	1,243	+22%

*	Includes share of TotalErg.
**	Restated historical amounts.

Adjustment items

>	Adjustments to operating income

in millions of dollars	1Q15	4Q14	1Q14

Special items affecting operating income	(1,377)	(7,812)	(115)
Restructuring charges	—	—	—
Impairments	(1,046)	(7,817)	—
Other	(331)	5	(115)
Pre-tax inventory effect: FIFO vs. Replacement cost	228	(2,842)	(181)
Effect of changes in fair value	4	24	26
Total adjustments affecting operating income	(1,145)	(10,630)	(270)

>	Adjustment to net income (Group share)

in millions of dollars	1Q15	4Q14	1Q14

Special items affecting net income (Group share)	(95)	(6,485)	124
Gain (loss) on asset sales	1,002	30	599
Restructuring charges	(31)	(8)	—
Impairments	(1,109)	(6,450)	(350)
Other	43	(57)	(125)
After-tax inventory effect: FIFO vs. replacement cost	154	(1,993)	(137)
Effect of changes in fair value	2	19	21
Total adjustments affecting net income	61	(8,459)	8

2015 Sensitivities*

	Scenario	Change		Impact on adjusted operating income (e)	Impact on adjusted net operating income (e)

Dollar	1.30 $/	€-0.1 $ per	€	+0.7 B$	+0.2 B$
Brent	60 $/b	+10 $/b		+3.1 B$	+1.7 B$
European refining margin indicator (ERMI)	25 $/t	+1 $/t		+0.08 B$	+0.05 B$

*	Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. The impact of the $-€ sensitivity on operating income is attributable 60% to Exploration & Production. The impact of the $-€ sensitivity on adjusted net operating income is attributable 90% to Refining & Chemicals. Sensitivities are estimates based on assumptions about the Group’s portfolio in 2015. Actual results could vary significantly from estimates based on the application of these sensitivities.

Investments - Divestments

in millions of dollars	1Q15	4Q14	1Q14	1Q15 vs 1Q14

Investments excluding acquisitions	6,069	7,002	5,202	+17%
Capitalized exploration	399	422	319	+25%
Increase in non-current loans	793	565	261	x3
Repayment of non-current loans	(245)	(420)	(364)	-33%
Acquisitions	2,495	730	299	x8
Asset sales	2,739	1,269	1,476	+86%
Other transactions with non-controlling interests	—	54	—	—
Net investments*	5,825	6,409	4,025	+45%

*	Net investments = investments including acquisitions - asset sales - other transactions with non-controlling interests.

Net-debt-to-equity ratio

in millions of dollars	03/31/2015	12/31/2014	03/31/2014

Current borrowings	13,604	10,942	11,676
Net current financial assets	(2,262)	(1,113)	(522)
Net financial assets classified as held for sale	(27)	(56)	(17)
Non-current financial debt	41,827	45,481	37,506
Hedging instruments of non-current debt	(1,275)	(1,319)	(1,758)
Cash and cash equivalents	(25,051)	(25,181)	(22,787)
Net debt	26,816	28,754	24,098

Shareholders’ equity	95,096	90,330	103,136
Estimated dividend payable	(2,988)	(1,686)	(3,817)
Non-controlling interests	3,024	3,201	3,248
Equity	95,132	91,845	102,567

Net-debt-to-equity ratio	28.2%	31.3%	23.5%

Return on average capital employed

>	Twelve months ended March 31, 2015

in millions of dollars	Upstream	Refining & Chemicals	Marketing & Services	Group

Adjusted net operating income	8,771	3,243	1,314	12,780
Capital employed at 03/31/2014*	97,924	18,516	10,314	126,068
Capital employed at 03/31/2015*	103,167	12,534	7,928	123,218
ROACE	8.7%	20.9%	14.4%	10.3%

>	Full-year 2014

in millions of dollars	Upstream	Refining & Chemicals	Marketing & Services	Group

Adjusted net operating income	10,504	2,489	1,254	13,530
Capital employed at 12/31/2013*	95,529	19,752	10,051	122,451
Capital employed at 12/31/2014*	100,497	13,451	8,825	120,526
ROACE	10.7%	15.0%	13.3%	11.1%

*	At replacement cost (excluding after-tax inventory effect).

This press release presents the results for the first quarter 2015 from the consolidated financial statements of TOTAL S.A. as of March 31, 2015. The notes to these consolidated financial statements (unaudited) are available on the TOTAL website total.com.

This document may contain forward-looking information on the Group (including objectives and trends), as well as forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business, strategy and plans of TOTAL. These data do not represent forecasts within the meaning of European Regulation No. 809/2004.

Such forward-looking information and statements included in this document are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future, and are subject to a number of risk factors that could lead to a significant difference between actual results and those anticipated, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. Certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Neither TOTAL nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Further information on factors, risks and uncertainties that could affect the Company’s financial results or the Group’s activities is provided in the most recent Registration Document filed by the Company with the French Autorité des Marchés Financiers and annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”).

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL. Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods. These adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differentials between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as an adjustment item reflects for some transactions differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value.

Euro amounts presented herein represent dollar amounts converted at the average euro-dollar (€-$) exchange rate for the applicable period and are not the result of financial statements prepared in euros.

Cautionary Note to U.S. Investors – The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this presentation, such as “potential reserves” or “resources”, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File N° 1-10888, available from us at 2, Place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at our website total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov.